FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Thistle House
                                4 Burnaby Street
                                  Hamilton HM11
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]              Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes [_]                  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of Nordic American Tanker Shipping Limited's proxy statement for the annual general meeting of shareholders to be held on June 26, 2006.

Exhibit 1


                     Nordic American Tanker Shipping Limited

                                                                    May 25, 2006

TO THE SHAREHOLDERS OF
NORDIC AMERICAN TANKER SHIPPING LIMITED

     Enclosed is a Notice of Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the "Company") which will be held at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York, on June 26, 2006 at 11:00 a.m. Eastern Daylight Time, and related materials.

     At this Annual General Meeting of Shareholders (the "Meeting"), the shareholders of the Company will consider and vote upon proposals:

     1. To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders ("Proposal One");

     2. To approve the appointment of Deloitte Statsautoriserte Revisorer A.S. as the Company's independent auditors for the fiscal year ending December 31, 2006 ("Proposal Two");

     3.   To amend bye-law 57(A) ("Proposal Three"); and

     4. To transact other such business as may properly come before the meeting or any adjournment thereof.

     Adoption of Proposals One and Two requires the affirmative vote of a majority of the votes cast at the meeting. Adoption of Proposal Three requires the affirmative vote of not less than two-thirds of all votes attached to the Company's issued and outstanding shares. We urge you to vote in favor of all of the Proposals.

     You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

     ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                          Very truly yours,

                                          Herbjorn Hansson
                                          Chairman, Chief Executive Officer and
                                          President

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                            TO BE HELD JUNE 26, 2006

     NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the "Company") will be held on June 26, 2006 at 11:00 a.m., Eastern Daylight Time, at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York 10004, for the following purposes, of which items 1 through 4 are more completely set forth in the accompanying Proxy Statement:

          1. To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders;

          2. To approve the appointment of Deloitte Statsautoriserte Revisorer A.S. as the Company's independent auditors for the fiscal year ending December 31, 2006;

          3. To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2005;

          4. To amend bye-law 57(A) in order to reduce the majority required to amend the other bye-laws from 2/3 of all votes attached to the Company's issued and outstanding shares to 2/3 of the votes cast by shareholders entitled to vote thereon; and

          5. To transact other such business as may properly come before the meeting or any adjournment thereof.

     The board of directors has fixed the close of business on May 19, 2006 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

     WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

     IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

                                             By Order Of The Board Of Directors

                                             Tracy A. Lange
                                             Secretary

May 25, 2006
Hamilton, Bermuda

                     NORDIC AMERICAN TANKER SHIPPING LIMITED


                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 26, 2006

                            ------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, 20th Floor, One Battery Park Plaza, New York, New York 10004, on June 26, 2006, at 11:00 a.m., Eastern Daylight Time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the General Meeting on or about May 25, 2006.

VOTING RIGHTS AND OUTSTANDING SHARES

     On May 19, 2006 (the "Record Date"), the Company had outstanding 21,046,400 common shares, par value $0.01 per share ("Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Thistle House, 4 Burnaby Street, Hamilton HM 11 Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has seven directors. As provided in the Company's Bye-Laws, each Director shall hold office until his successor is elected or appointed or until his earlier resignation or removal. The Board of Directors has nominated the seven persons listed below for election as directors of the Company.

     Set forth below is information concerning each nominee for Director.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors
---------------------------------------------------------

     Information concerning the nominees for directors of the Company is set forth below:

     Name                          Age       Position
     ----                          ---       --------

     Herbjorn Hansson              58        Chairman, Chief Executive Officer,
                                             President and Director
     Andreas Ove Ugland            51        Director
     Andrew W. March               50        Director
     Hon. Sir David Gibbons        78        Director
     George C. Lodge               78        Director
     Paul J. Hopkins               58        Director
     Torbjorn Gladso               59        Director

     Herbjorn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state and oil company owned fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Andres Jahre, at the time one of the largest
Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

     Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is a shareholder and the Chairman of our Manager, Scandic American Shipping Ltd.

     Andrew W. March has been a director of the Company since June 2005. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport and as a director for Imarex, an electronic trading platform for freight derivatives. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., responsible for all aspects of the business including long term strategy. From 1986 to 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

     Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954. Sir David Gibbons is a member of our Audit Committee.

     George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

     Paul J. Hopkins has been a director of the Company since June 2005. Mr. Hopkins is also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production petroleum company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. From 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

     Torbjorn Gladso has been a director of the Company since October 2003. Mr. Gladso is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Glads0 is Chairman of our Audit Committee.

     Required Vote. Approval of Proposal One will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

     Audit Committee. In accordance with the rules of the NYSE, the Company's Board of Directors has established an Audit Committee, consisting of two independent directors. The members of the Audit Committee are Mr. Glads0 and Sir David Gibbons.

     Officers. Mr. Hansson serves as the Company's President and Chief Executive Officer. Turid M. S0rensen is the Company's Chief Financial Officer.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                           APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for approval at the Meeting the selection of Deloitte Statsautoriserte Revisorer A.S. as the Company's independent auditors for the fiscal year 2006. The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2005. These financial statements are being distributed to shareholders as part of the Company's 2005 Annual Report.

         Deloitte Statsautoriserte Revisorer A.S. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

         All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE STATSAUTORISERTE REVISORER A.S. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2006 FISCAL YEAR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

                                 PROPOSAL THREE

                           AMENDMENT OF BYE-LAW 57(A)

     The Board is submitting for approval at the Meeting a proposal to amend bye-law 57(A), which currently provides that an amendment to the Company's bye-laws requires the affirmative vote of not less than two-thirds of all votes attached to the Company's issued and outstanding common shares. The Board proposes to amend bye-law 57(A) to provide that an amendment to the bye-laws would require the affirmative vote of not less than two-thirds of the votes cast by shareholders entitled to vote thereon. The text of the proposed amendment to bye-law 57(A), marked to show changes from the present text of bye-law 57(A), is attached as Appendix A.

     Explanation: Because the approval of 2/3 of the votes of the outstanding shares is required to approve a bye-law amendment, shareholders who do not return proxies, even inadvertently, are, in effect, voting against a bye-law amendment, even if that is not their intention. The same is true of shareholders who abstain. This means that shareholders who favor bye-law amendments but neglect to return proxies for any reason, are, in effect, "voting against" proposals that they may favor. Accordingly, the Board believes that the threshold set by bye-law 57(A) should be lowered to a level which is easier to attain but is still meaningful. The Board believes that requiring a 2/3 majority of those voting is such a threshold.

     Following the adoption of the proposed amendment, it will be less difficult for shareholders to amend the bye-laws. Our shareholders will therefore have greater flexibility to respond to changing needs of the Company and its business.

     Required Vote. Approval of Proposal Three will require the affirmative vote of not less than two-thirds of all votes attached to the Company's issued and outstanding common shares.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT OF BYE-LAW 57(A). UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board of Directors may retain the services of a professional proxy solicitation service for soliciting proxies.

EFFECT OF ABSTENTIONS

     Abstentions will not be counted in determining whether Proposals One or Two have been approved. By contrast, an abstention will in effect count as a vote against Proposal Three.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting.

                                             By Order of the Directors


                                             Tracy A. Lange
                                             Secretary

May 25, 2006
Hamilton, Bermuda

APPENDIX A - AMENDMENT TO THE BYE-LAWS

57(A) Any resolution presented to a general meeting to amend these Bye-Laws or any provision of the Company's Memorandum of Association shall be required to be approved by not less than two-thirds of all [INSERTED TEXT] votes cast by shareholders entitled to vote thereon[END INSERTED TEXT]. [DELETED TEXT] attached to the Company's issued and outstanding Common Shares; provided, however, that during the one year period immediately succeeding the issuance of any Common Shares pursuant to the Standby Agreement, any such resolution to amend these Bye-Laws or any provision of the Company's Memorandum of Association shall be approved if adopted by the affirmative vote of not less than a majority of all votes attached to the Company's issued and outstanding Common Shares and further provided, that the Secretary of the Company receives evidence reasonably acceptable to the Board that Silver Island or another wholly owned subsidiary of Rabobank is the holder of majority of the Company's issued and outstanding
Common Shares at the time of such vote. Otherwise, the vote required for amendment of these Bye-Laws or the Memorandum of Association shall remain at two-thirds of all votes attached to the Company's issued and outstanding Common Shares. [END DELETED TEXT] In all other cases, save where a greater majority is required by the Companies Act or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  June 9, 2006                         By:  /s/ Herbjorn Hansson
                                                  ---------------------
                                                      Herbjorn Hansson
                                                      Chairman, Chief Executive
                                                      Officer and President



SK 01318 0002 676982